MEMORANDUM
TO:	DeCarlo McLaren Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Associate General Counsel Jackson National Asset Management, LLC
DATE:	June 17, 2021
SUBJECT:
Responses to comments on the proxy statement filed as PRE14A on June 7, 2021 (the “Proxy Statement”) for the JNL/Morningstar PitchBook Listed Private Equity Index Fund, a series of the JNL Series Trust (File Nos: 033-87244 and 811-08894) (the “Registrant”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Proxy Statement received via telephone on June 16, 2021. Capitalized terms used herein have the same meaning as in the Proxy Statement.

The comments are set forth below in italics, with responses immediately following.

1.
Please respond in an Edgar correspondence filing in advance of the mailing of the Proxy Statement that the Registrant has removed the brackets and updated any missing information. Additionally, note that the Registrant understands that it is responsible for the accuracy or inaccuracy of the Proxy Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

RESPONSE: The Registrant confirms that any missing or bracketed information will be included in the definitive filing of the Proxy Statement before it is mailed Shareholders/Contract Owners. Additionally, the Registrant understands that it is responsible for the accuracy or inaccuracy of the Proxy Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

2.
On page 5 of the Proxy Statement in the section entitled “Outstanding Shares,” please add the following sentence at the end of the fourth paragraph: “As a result, a small number of Contract Owners may determine the outcome of the vote.”

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File